UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

eFFECTOR Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

28202V 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 28202V 108

1.	Names of Reporting Persons. SR One Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,822,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,822,114

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,822,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.9% (1)
12.	Type of Reporting Person OO

(1)	Based on 40,371,726 shares of the Issuer’s Common Stock (as defined below) outstanding as of October 31, 2021, as reported in the Issuer’s 10-Q filed November 08, 2021.

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CUSIP No. 28202V 108

1.	Names of Reporting Persons. SR One Capital Fund I Aggregator, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,822,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,822,114

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9% (1)
12.	Type of Reporting Person PN

(1)	Based on 40,371,726 shares of the Issuer’s Common Stock (as defined below) outstanding as of October 31, 2021, as reported in the Issuer’s 10-Q filed November 08, 2021.

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CUSIP No. 28202V 108

1.	Names of Reporting Persons. SR One Capital Partners I, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,822,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,822,114

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9% (1)
12.	Type of Reporting Person PN

(1)	Based on 40,371,726 shares of the Issuer’s Common Stock (as defined below) outstanding as of October 31, 2021, as reported in the Issuer’s 10-Q filed November 08, 2021.

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CUSIP No. 28202V 108

1.	Names of Reporting Persons. SR One Co-Invest I, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (1)
12.	Type of Reporting Person OO

(1)	Based on 40,371,726 shares of the Issuer’s Common Stock (as defined below) outstanding as of October 31, 2021, as reported in the Issuer’s 10-Q filed November 08, 2021.

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CUSIP No. 28202V 108

1.	Names of Reporting Persons. SR One Co-Invest Manager I, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (1)
12.	Type of Reporting Person OO

(1)	Based on 40,371,726 shares of the Issuer’s Common Stock (as defined below) outstanding as of October 31, 2021, as reported in the Issuer’s 10-Q filed November 08, 2021.

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1.	Names of Reporting Persons. Simeon George
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,822,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,822,114

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,822,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.9% (1)
12.	Type of Reporting Person CO

(1)	Based on 40,371,726 shares of the Issuer’s Common Stock (as defined below) outstanding as of October 31, 2021, as reported in the Issuer’s 10-Q filed November 08, 2021.

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ITEM 1.

(a)	Name of Issuer:

eFFECTOR Therapeutics Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

11120 Roselle Street, Suite A, San Diego, CA 92121

ITEM 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by SR One Capital Fund I Aggregator, LP (“SR One Fund I”), SR One Capital Partners I, LP (“SR One CP I”), SR One Capital Management, LLC (“SR One Management”), SR One Co-Invest I, LLC (“SR One Co-Invest”), SR One Co-Invest Manager I, LLC (“Co-Invest Manager”), Simeon George (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing filed herewith in accordance with Rule 13d-1(k)(1) under the Act.

SR One Fund I is owned and controlled by SR One Management, which is indirectly owned and controlled by Simeon George. SR One CP I serves as the general partner of SR One Fund I and SR One Management serves as the general partner of SR One CP I. Co-Invest Manager serves as the manager of SR One Co-Invest and SR One Management serves as the manager of Co-Invest Manager. Simeon George is the managing member of SR One Management.

Each of SR One CP I, Co-Invest Manager, SR One Management and Simeon George disclaims beneficial ownership of the securities held by SR One Fund I and SR One Co-Invest.

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

985 Old Eagle School Road, Suite 511, Wayne, PA 19087

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

(e)	CUSIP Number:

28202V 108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).
(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

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CUSIP No. 28202V 108

ITEM 4. OWNERSHIP.

The information in items 1 and 5 through 11 on the cover page for each Filer of this Schedule 13G is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

Not Applicable.

CUSIP No. 28202V 108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SR ONE CAPITAL FUND I AGGREGATOR, L.P.

By: SR One Capital Partners I, LP, its General Partner
By: SR One Capital Management, LLC, its General Partner

By:	/s/ Simeon George
Name: Simeon George
Title: Managing Member

SR ONE CAPITAL PARTNERS I, LP

By: SR One Capital Management, LLC, its General Partner

By:	/s/ Simeon George
Name: Simeon George
Title: Managing Member

SR ONE CO-INVEST I, L.P.

By: SR One Co-Invest Manager I, LLC, its Manager
By: SR One Capital Management, LLC, its Manager

By:	/s/ Simeon George
Name: Simeon George
Title: Member

SR ONE CO-INVEST MANAGER I, LLC

By: SR One Capital Management, LLC, its Manager

By:	/s/ Simeon George
Name: Simeon George
Title: Member

SR ONE CAPITAL MANAGEMENT, LLC

By:	/s/ Simeon George
Name: Simeon George
Title: Member
Simeon George

By:	/s/ Simeon George
Name: Simeon George
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.